

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2012

Via E-mail
Mr. Robert G. Dinning
Chief Executive Officer
Apolo Gold & Energy, Inc.
#12-1900 Indian River Cr.
North Vancouver, BC V76 2R1

> **Re: Apolo Gold & Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed October 14, 2011**
> **File No. 000-27791**

Dear Mr. Dinning:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011
Report of Management on Internal Control Over Financial Reporting, page 4

1.   You disclose that the certifying officers concluded internal control over financial reporting was effective as of June 30, 2010. Tell us what the conclusion was as of June 30, 2011. Tell us what framework was used by management to evaluate the effectiveness of the registrant's internal control over financial reporting as of June 30, 2011. Please confirm to us you will provide in the fiscal 2012 Form 10-K a correct and accurate management's report on internal control over financial reporting that identifies the framework and includes all of the disclosures required by Item 308(a) of Regulation S-K.

Item 9A Controls and Procedures, page 5

2.   We note that your certifying officers have issued a qualified conclusion regarding the effectiveness of disclosure controls and procedures that does not comply with Item 307 of Regulation S-K. Please tell us in clear and unqualified language whether disclosure controls and procedures were effective or not effective as of June 30, 2011 and confirm to us that you will provide a clear and unqualified conclusion as of June 30, 2012 in the fiscal 2012 Form 10-K and other future Exchange Act filings.

3.   We refer you to the third paragraph under this heading. In future filings, please revise to disclose whether there were any changes that occurred during the registrant's last fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that materially affected, or were reasonably likely to materially affect, the registrant's internal control over financial reporting. See Item 308(c) of Regulation S-K. Please confirm to us you will make these conforming disclosures.

Certain Relationships and Related Transactions, page 9

4.   Please reconcile your lack of disclosure in this section with your disclosures elsewhere in your annual report, including in your Liquidity and Capital Resources disclosure on page 3 and in Note 7- Related Party Transactions on page F-14.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining